SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 31)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000




         This Amendment No. 31 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement, dated November 8, 1996 (the "First Supplement"), and the Second Supplement, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the Schedule 14D-1.

Item 10.  Additional Information.

         Item 10 is hereby amended and supplemented by the following:

         (e) On January 2, 1997, Plaintiffs in the Pennsylvania Litigation filed a Motion for Preliminary Injunction and a Motion for Partial Summary Judgment in the District Court. In its Motion for Preliminary Injunction, Plaintiffs request that the District Court enjoin the Defendants, and all persons acting in concert with them, from seeking to enforce or requiring compliance with, and challenge the validity of, the No Negotiation Provision, as extended. In its Motion for Partial Summary Judgment Plaintiffs, request an order stating that consummation of the CSX Offer caused a "Control Transaction" with respect to the Company to occur under Subchapter 25E of the PBCL and created joint and several liability among the members of the Control Transaction Group to pay at least $110 cash per share to each demanding Company shareholder.

Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by the following:

         (g)(12) Motion for Preliminary Injunction filed by Parent, Purchaser and Kathryn B. McQuade (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania).

         (g)(13) Motion for Partial Summary Judgment filed by Parent, Purchaser and Kathryn B. McQuade (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania).


                                SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 1997


                                   NORFOLK SOUTHERN CORPORATION


                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title: Executive Vice President-Law


                                   ATLANTIC ACQUISITION CORPORATION


                                   By: /s/ JAMES C. BISHOP, JR.
                                   Name:  James C. Bishop, Jr.
                                   Title: Vice President and General Counsel



                              EXHIBIT INDEX


Exhibit
Number                     Description

(g)(12) Motion for Preliminary Injunction filed by Parent, Purchaser and Kathryn B. McQuade (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania).

(g)(13) Motion for Partial Summary Judgment filed by Parent, Purchaser and Kathryn B. McQuade (dated January 2, 1997, United States District Court for the Eastern District of Pennsylvania).